Exhibit 99.1

E.E. Poole General Contractor was founded in 1906 in the small town of Stoughton in southern Saskatchewan. Ernie Poole, a carpenter from Prince Edward Island, moved to Canada’s developing West to seek his fortune.

Ernie’s company started by building farmhouses, four-room schools, town halls, and many public institutional infrastructure projects. His two sons, John and George, joined him in the business and, together, they grew the family-owned organization and set the stage for it to become one of the largest and most successful contracting organizations in North America. In 1932, Poole Construction moved its corporate office to Edmonton, Alberta, where headquarters are still located today.

In 1975, the company entered the United States with a project in Colorado Springs and quickly established its United States home office in Denver, where it remains today.

In 1977, then-president, Bob Stollery, twenty-four other employees, and The Great-West Life Assurance Company (minority interest) bought the company from the Poole family, and our current model of employee ownership began. The name change to PCL was introduced in 1979. Great-West Life shares were eventually repurchased in 1990, making PCL one hundred percent owned by employees.

Now in our second century of operations, we can look back with pride on our rich history that has prepared our family of operating companies to be one of the largest, most geographically mobile, and sectorally diverse contracting organizations in North America.

COVER: PCL Construction Management Inc. (Regina)

PCL Today

The Viceroy at Snowmass Village
Snowmass, Colorado
Contract value: $190 million US
Scheduled completion: February 2010

100

Percentage owned by employees

This is the 2008 annual report for PCL Employees Holdings Ltd. This report contains consolidated information for PCL Employees Holdings Ltd. and its subsidiaries. Where "PCL" is used in this report, it refers to the PCL family of companies, which is composed of a number of independent companies which operate in various construction markets or geographic areas.

(All financial numbers in Canadian dollars unless otherwise noted)

PCL ANNUAL REPORT 2008: PCL Today

3,468
Number of full-time professional and administrative salaried staff
7,000
Average number of direct-hire tradespeople employed

27	85	2,932
Number of major PCL office locations across Canada, continental United States, Alaska, the Hawaiian Islands, and the Caribbean	Percentage of eligible staff who own shares	Number of employee shareholders as of October 31, 2008

16	6,100,000,000	74, 19, 7
Number of districts and/or business units that had record profits in 2008	Dollar value of PCL’s record billings in 2008	Percentage of revenue in buildings, heavy industrial, and heavy civil

60, 40	43, 10, 3	24,200,000
Percentage of billings in Canada and the US	Number of states, provinces, and territories we’ve worked in since 1906	Dollar value of billings per working day

43	8	1
Ranking among the world’s largest contracting organizations	Ranking among the United States’ largest contracting organizations	Ranking among Canada’s largest contracting organizations

EXECUTIVE MESSAGE

To: The Shareholders of PCL Employees Holdings Ltd.

It is so ironic that we write this report to shareholders at a time when the world is experiencing an unprecedented economic crisis, and yet, PCL once again reports record performance in its 2008 fiscal year.

In the pages that follow, you will see that your company’s financial results are nothing short of spectacular. For the first time PCL had billings in excess of $6 billion, but more importantly, our profits before bonus and tax increased almost 48% over last year’s record performance, which results in a return to the shareholder of 76% on share value.

To make these financial results even more special, we can also celebrate our excellent progress in achieving our safety program goal of zero incidents, as our final statistics for 2008 yielded a lost time frequency rate of 0.04, compared to our previous record of 0.24 set in 2007. This new record performance was achieved with our overall corporate manhours reaching 20,570,035 million, which is a 6.3% increase over last year.

Other important milestones in fiscal 2008 were the Board Strategic Planning Retreat, which occurred in March, and the announcement of senior executives’ succession planning that was made at our Operations Conference in April. We are well into the implementation stage of both, and we congratulate Paul Douglas, who will become PCL’s new chief executive officer on November 1, 2009.

Our industry and PCL have enjoyed strong markets and a buoyant economy for the last decade. However, things have changed and PCL, like most others around us, will certainly feel the effect of the shift in the economic climate, which began in mid-2007 and suffered a sharp deterioration in the later stages of calendar 2008. The events associated with subprime mortgages, the US housing market collapse, the suspension of commercial paper trading, and the resulting collapse in credit markets and trust and confidence in the financial system globally will make the next 12 to 24 months quite a different environment than what we have been enjoying for the last while.

Executive Message

The nature of our business is such that we are currently building projects that were planned, sanctioned, and launched in the recent past, and it normally takes 12 to 36 months to complete our contractual cycle. Because of this carryover of activity, we expect fiscal 2009 will still be a relatively busy year for our company with decent financial results. We say this even with the knowledge that approximately $2 billion worth of work that we hoped to commence in 2009 has been deferred for 12 months or longer. It is uncertain how long these project deferrals may actually be. Because of that unknown, coupled with the knowledge that new project securement in 2009 and 2010 will likely be significantly less than we have enjoyed during better times, we expect that our activity levels will flatten off over the next few years rather than continue in the steep growth curve we have experienced in the last number of years.

Your company is taking measures to plan for this eventuality in order to ensure that PCL remains healthy and an industry leader. Your company is very strong today as it enters these uncertain times, and this will stand us in good stead as we work through the challenges and opportunities that will present themselves.

On behalf of your Board of Directors of PCL Employees Holdings Ltd., we thank you for your dedication and loyalty to PCL and wish you good health and happiness through the remainder of 2009 and beyond.

Ross Grieve	Joseph D. Thompson
President and Chief Executive Officer	Chairman

FINANCIAL REPORT

Financial results for fiscal 2008 exceeded the original and mid-year forecasts by a significant measure. Fiscal 2008 profit before bonus, tax, and foreign exchange of $650 million was 38% better than planned at mid-year, and was our best year ever. 2008 profit before bonus, tax, and foreign exchange increased 48% from 2007.

This strong performance was bolstered significantly by the record performance of many of our operating companies across the organization. Many of our district offices and/or business units set new profitability records: Calgary, Edmonton, Saskatchewan, Toronto, BC Region (Vancouver), Denver, Minneapolis, Los Angeles, Seattle, Hawaii, Civil Southwest, Industrial, Melloy, Teton, Bakersfield, and Resources.

2008 billings of $6.1 billion set a new record for the organization and were up 11% from fiscal 2007.

Our new work securement of $5.9 billion for fiscal 2008 was down 17% from 2007. Our carryover work of $6.9 billion into fiscal 2009 is down 7% from 2007. This carryover, combined with the significant volume of highly probable projects that have yet to be awarded, means fiscal 2009 should still be our busiest year ever.

Once again, we are pleased to see our organization be diligent in keeping our overhead at an acceptable level. Our 2008 overhead expenses are consistent with what we planned for at mid-year. We appreciate all of our companies’ efforts in this regard.

PCL ANNUAL REPORT 2008: Financials

FINANCIAL INFORMATION

Following are some financial highlights. The fiscal 2008 audited financial statements for PCL Employees Holdings Ltd. can be downloaded from PCL Connects.

*Reference to “billings” in this report means billed volume, which differs from the term “revenue” used in the PCL Employees Holdings Ltd. financial statements and SEC 20-F filing. Differences between “billings” and “revenue” result from changes in unearned revenue and non-fee billings on agency construction management contracts.

	2008	2007	2006	2005	2004	2003
Profit before bonuses, taxes,	$650	$440	$350	$186	$132	$102
and foreign exchange (millions)

*Billings (billions)	$6.1	$5.5	$4.7	$3.9	$3.0	$2.9
New work (billions)	$5.9	$7.1	$5.5	$5.3	$4.2	$3.1
Carryover (billions)	$6.9	$7.2	$5.6	$4.9	$3.7	$2.7
Overhead (millions)	$177	$151	$134	$119	$111	$106
Replacement value of property,	$538	$449	$382	$306	$230	$212
plant, and equipment (millions)
Capital spend per year (millions)	$44	$62	$52	$52	$32	$28
(property, plant, and equipment)

PCL ANNUAL REPORT 2008: Financials

FINANCIAL INFORMATION, continued

In response to these financial results, your board of directors has declared dividends of $11.00 per share, payable February 13, 2009 to shareholders of record on January 31, 2009. After payment of these dividends, using the formula set forth in the Unanimous Shareholder Agreement, the directors set the value of PCL Employees Holdings Ltd. shares at $25.00 per share, an increase of $1.50 per share from its previous value. The long-term bonus, calculated on the basis of $5.33 per share, plus the above stated dividend and the share value increase, totals $17.83 per share, for a 75.9% return on last year’s share value of $23.50.

PCL ANNUAL REPORT 2008: Financials

SHARE INFORMATION

**The long-term bonus is based on an employee’s long-term contribution to the company. Using share ownership to be reflective of this, the company normally distributes approximately 20% of gross profits before bonus and tax to the long-term bonus pool. The long-term bonus is separate from the regular bonus program.

	2008		2007	2006	2005	2004	2003
Shares outstanding at October 31		24.4	20.7	17.9	15.6	14.1	12.9
(millions)

Number of shareholders		2,932	2,549	1,977	1,670	1,528	1,358
**Long-term bonus per share		$5.33	4.25	3.90	2.25	1.87	1.60
Dividend per share		$11.00	8.60	9.05	4.88	3.03	2.88
Share value increase		$1.50	1.50	1.25	0.75	1.00	0.75
New share value		$25.00	23.50	22.00	20.75	20.00	19.00
Return on prior year-end share value	%	75.9	65.2	68.4	39.4	31.1	28.7

BUILDINGS

Balboa Theatre

San Diego, California

Contract value: $18 million US

Completed: January 2008

Centennial Centre of Interdisciplinary Sciences

Edmonton, Alberta

Contract value: $324 million

Scheduled Completion: October 2010

Buildings Canada

Our Canadian buildings activity in 2008 continued at a record level. P3 projects continued to play a major role, with good progress being made on the North Bay Regional Health Centre and the Durham Courthouse projects. Of significance was the Toronto district office of PCL Constructors Canada Inc. billing in excess of $1 billion of construction in fiscal 2008, which set a new record for PCL business units.

Notwithstanding this very high level of activity in Ontario, it was Western Canada that regionally was the most active and presented the most challenges as manpower shortages and over-taxed subtrades challenged project schedules and costs. Even with these challenges, significant progress was made throughout the region, but in particular on PCL’s largest fixed price contract ever, the Vancouver Convention Centre Expansion, which is targeted to be complete by March 2009.

We are very fortunate to have had some major awards or pending awards in the later stages of fiscal 2008, which will position our Canadian Buildings companies well as we move into the challenging two years ahead. Projects such as the Ottawa Congress Centre, the Niagara Hospital, BC Place roof replacement, the Edmonton International Airport Expansion, and the go ahead on the Canadian Human Rights Museum in Winnipeg are all anchor projects that will contribute to future years’ activity.

This new work, coupled with large projects that are just beginning (such as the two major projects making up the almost $1 billion Edmonton Clinic) will help offset projects that were recently announced to be deferred (such as the second residential tower for the Keynote development in Calgary and the hotel tower for the River Rock Casino in Vancouver).

Our Canadian Buildings district offices are all increasing their focus on civil construction opportunities, playing off the successes of projects such as the Edmonton LRT Expansion and the Glenmore/Bearspaw Water Treatment projects in Calgary.

Buildings USA

A major highlight in 2008 was the acquisition of Nordic Construction and the launch of Nordic PCL Construction, Inc. Our Hawaiian operations are nearing completion on the massive Residences & Ritz Carlton Club project at Kapalua Bay on the Island of Maui. Our Seattle district office is nearing completion on the International Airport Expansion in Anchorage, Alaska and has commenced construction on the $255-million US Bravern project in Bellevue, Washington.

San Diego district office’s Balboa Theatre Rehabilitation project won three awards in California Construction magazine’s Best of 2008: Overall Top Project, Performing Arts, and Restoration.

Los Angeles district office was very pleased to be awarded the design-build contract for the $118-million US Fullerton Student Housing Phase III project for California State University.

In the Southeast, Orlando district office had to work through some difficult issues with two of our condominium clients. On a more positive note, our Orlando district office established an operations office in Charlotte, NC, as part of our overall corporate strategy to expand our footprint in the United States.

Denver district office had an extremely active and successful year, influenced largely by the tremendous amount of work they have in the Colorado Rockies at Snowmass, Vail, and Breckenridge. Denver district office received some very good news toward the end of the 2008 fiscal year with the award of projects in Pueblo, Colorado, for the $115-million US Vestas Wind Turbine Tower Manufacturing Campus and a large laboratory extension in Boulder, Colorado for the National Institute of Standards and Technology (NIST).

Minneapolis district office successfully completed and assisted in the opening of the Turtle Creek Casino at Williamsburg, Michigan.

Special Projects

Special Projects teams across our entire organization experienced strong activity levels and made major contributions to our company’s profitability. Many of their projects are for national clients and are often of relatively small values and short duration. These projects are extremely important to our repeat clients, who count on PCL to provide high-quality service levels, often within an occupied environment.

Turtle Creek Casino and Hotel

Williamsburg, Michigan

Contract value: $85 million US

Completed: October 2008

Halifax International Airport

Halifax, Nova Scotia

Value of contracts: $160 million

Completed: September 2008

55 West on the Esplanade Orlando, Florida Contract value: $161 million US Completed: October 2008 Centennial Place Calgary, Alberta Contract value: $384 million Scheduled completion: March 2010

HEAVY CIVIL

2008 saw our organization pursue some very large civil projects in both Canada and the United States that are being delivered in the Public Private Partnership (P3) format, which seems to be a growing trend throughout North America. PCL has considerable experience and success in pursuing and building P3 format projects and we are currently targeting a number of excellent opportunities. Both the Canadian and United States governments at the federal, provincial, and state levels indicated that one of the stimulus strategies that will be deployed will be to spend considerable public funds on infrastructure projects over the next few years. PCL is well positioned to take advantage of those programs.

PCL Civil Constructors, Inc. based in Tampa, Florida made a major effort to pursue the massive I-595 project located in Fort Lauderdale, Florida. Two consortia pursued this P3 project. Unfortunately, the team we were on was unsuccessful, but we hope to benefit on future projects by the valuable experience we gained during this pursuit. Now that we know the results of this bid, which would have taken up a lot of our organization’s resources in that region, we can move ahead with our expansion program into the mid-Atlantic area and our pursuit of water and wastewater treatment projects in the region.

PCL Construction, Inc. based in Tempe, Arizona had a record year in 2008. This group was very proud of the successful design-build wastewater treatment project that is near completion in Nogales, Arizona. 2008 also saw them reach the final stages of the massive Albuquerque Water Treatment Plant that they have been building for the last three years. They also completed the large and complex 91st Ave Wastewater Treatment Plant Expansion project that the City of Phoenix awarded us after a former contractor who had started the project was removed by the city.

In the later stages of fiscal 2008, this district received exciting news of the award of two major projects – one being the $82-million US Tesla Treatment Facility, which is a design-build project located in Tracy, California; and the other being the $87.6-million US South Bay Wastewater Treatment Plant in San Ysidro, California on the US-Mexico border south of San Diego.

2008 saw the completion of the Sound Transit Link Light Rail project in Seattle, Washington. Our heavy civil department of PCL Construction Services, Inc. in Seattle is pursuing projects in the Pacific Northwest region, with the goal of establishing a permanent heavy civil division serving that market.

San Juan Chama Water Treatment Plant

Albuquerque, New Mexico

Contract value: $167 million US

Completed: December 2008

17th Avenue Bridge Rehabilitation

Miami, Florida

Contract value: $9.8 million US

Completed: April 2008

Nogales International Wastewater Treatment Plant Rio Rico, Arizona Contract value: $60 million US Scheduled completion: May 2009	I-4 Interchange at SR-408 (East-West Expressway) Orlando, Florida Contract value: $129 million US Completed: December 2008

HEAVY INDUSTRIAL

Industrial Canada

PCL Industrial Constructors Inc. was extremely active in 2008 completing the Primary Upgrading Unit at the Horizon Oil Sands project for CNRL in the Fort McMurray area. They constructed the delayed coker and diluent recovery units of this multi-billion dollar project. PCL Industrial Constructors Inc. were also extremely busy working on the Shell Upgrader Expansion project located at Scotford, Alberta just outside of Edmonton, where we are under contract to complete the residue hydro conversion unit, which is a massive and complex unit of the overall upgrader. PCL’s Nisku Fabrication facility and module assembly yard were contracted to provide pipe spools and modules for this project as well.

Monad Industrial Constructors Inc. was awarded an $80-million contract with TransCanada PipeLines Ltd. to construct compressor stations at five locations in Alberta.

PCL Intracon Power Inc. has great potential for growth and saw activity increase significantly as their work commenced on the Shell Scotford Upgrader, working alongside PCL Industrial Constructors Inc.

Melloy Industrial Services Inc. had a very active year performing shutdown work on a number of Alberta facilities. While their shop was a bit quieter this year, it still enjoys a good client base. The highlight of Melloy’s year was commencement on the large Keephills Power Plant project outside of Edmonton, where they are performing installation of the steam turbine unit and other associated works.

Industrial USA

PCL’s two US-based industrial construction companies (Teton Industrial Construction, Inc. based in Atlanta, Georgia and PCL Industrial Services, Inc. located in Bakersfield, California) each had record years in 2008.

Teton is well along on constructing the $265-million US high profile state-of-the-art new cement plant in Foreman, Arkansas for Ash Grove Cement Company. They also have major project activity occurring for Jacksonville Electric Authority near Jacksonville, Florida and for the Southern Company at Cartersville, Georgia. They are well underway on the sulphur reclamation project for TOTAL Petrochemicals USA, Inc. at Port Arthur, Texas. They also worked hard in 2008 in resolving all outstanding items on the major dispute with our client Siemens related to the Lake Side Power project located in Utah.

PCL Industrial Services, Inc. in Bakersfield, California enjoyed a strong marketplace and was very busy serving the oil and gas sector in the Bakersfield area, and supported operations with their significant fabrication facility, which has been recently expanded and modernized. Their industrial painting division enjoyed good activity throughout the year. This business unit has very good project opportunities in the renewable energy marketplace, including solar and geothermal projects.

CNRL Horizon Oil Sands Project Fort McKay, Alberta Contract value: $750 million Completed: October 2008

Ox Mountain Landfill Gas Facility Half Moon Bay, California Contract value: $7 million US Completed: September 2008	Quail Run Power Plant Phases I & II Odessa, Texas Value of contracts: $123 million US Completed: June 2008

The Residences and Ritz Carlton Club Kapalua Bay, Maui Contract value: $380 million US Scheduled completion: April 2009

PROPERTY, PLANT, AND EQUIPMENT

PCL’s expenditure for property, plant, and equipment was just over $44 million for 2008, the lowest it has been over the last four years. In the previous three years, the organization spent significant capital to accommodate growth in the number of PCL employees and construction projects.

In the category of equipment, fiscal 2008 capital expenditure was $34 million – 40% less than 2007.

In the category of lands and buildings, 2008 highlights include the establishment of a temporary office complex installation on the Big Dog property in the PCL Business Park in Edmonton; expansion of the Procure, Repair, Refurbish, and Configure Centre (PRCC) at PCL Resources; purchase of a building and land for the yard operations of the Orlando district office; movement forward on the design and construction of a new office building for PCL Industrial Services, Inc. (Bakersfield); renovation and expansion of the leased offices for the Hawaii district office to accommodate the acquired Nordic Construction Ltd. employees; and pursuit of new yard properties for the Civil Southeast district office and Denver district office.

The replacement value of the equipment and property assets PCL now owns totals $538 million.

Industrial Facilities at Nisku, Alberta

>	PCL Industrial Constructors Inc. (Pipe fabrication and module assembly facilities)
>	Melloy Industrial Services Inc.

OTHER HIGHLIGHTS: Professional Development and Training

PROFESSIONAL DEVELOPMENT AND TRAINING

Reflecting PCL’s philosophy that “learning never ends,” the PCL College of Construction continued to expand the number of learning events it offers employees and over the last fiscal year, we offered 70% more instructor-led courses.

We continued to support our commitment to supervisor development and expanded our scope of offerings in this priority area to include a supervisor orientation program. In the coming year we will customize our supervisor development courses to meet the training needs of our hourly employees and to support PCL’s newly heightened focus on employee programs for hourly workers. It is our overall objective to become the “employer of choice” for all employees including trades workers.

Foundations for Operational Excellence (FFOE), a course focusing on operational skills training, and Code of Conduct led the way for the most widely held PCL College of Construction courses. In fiscal 2008, 669 employees successfully completed the four-day FFOE course, bringing our total number of employees trained since inception of the program to 1,902 or 55% of employees. In fiscal 2008, 1,877 employees completed PCL’s Code of Conduct training bringing our total number of employees trained since inception to 3,066 or 88% of employees. In 2009, we will offer Code of Conduct training as part of a broader online ethics training program complemented by district-level question and answer sessions.

OTHER HIGHLIGHTS: PCL in the Community

PCL IN THE COMMUNITY

PCL is dedicated to giving back to the communities in which we live and work. Over the last fiscal year, we’ve dedicated time and resources to organizations and initiatives that need our help, and we are proud to partner with them as we continue to grow.

JOHN E. POOLE CONSERVATION FUND

•   To honor John’s long-term contribution to the PCL family of companies and his unwavering commitment to environmental sustainability, the PCL family helped start the John E. Poole Conservation Fund at Ducks Unlimited by contributing a major donation. Our donation will be directed in John’s name to wetland conservation, rehabitation, and education programs across Alberta. A wetlands interpretive center will be built in Edmonton and named after John.

•   Employee donations from the US to this fund are matched one for one by the United States government through the North American Wetlands Conservation Act. Employee donations from Canada to this fund are matched on a two-to-one basis by the Canadian federal government when funds are withdrawn from the conservation fund.

UNITED WAY IN 2008

•   The PCL family contributed $4,062,412 to United Way organizations around North America.

•   Employee contributions were up 10% over 2007.

•   Over 69% of PCL employees contributed to their local campaigns.

•   The PCL campaigns in the Denver and Edmonton areas each raised more than $1 million for their communities.

•   In tribute to PCL Construction Services, Inc. acquiring Nordic Construction, Ltd. in the Hawaiian Islands in 2008, $50,000 was donated to the Aloha United Way.

•   PCL has been involved with the United Way for forty years and matches employee contributions.

BUILDING COMMUNITY IN TORONTO

We are very proud of the volunteer effort our employees devote to their communities throughout North America. A good example of the creativity that exists in our organization is the “Building Community” program that was launched in PCL’s large Toronto district office in 2007. Employee surveys indicated that our employees wanted to take a more active role in making a difference in their community. Over 91% of our employees in the Toronto district office participated and were grouped into fourteen different teams, each with a leader and co-leader, as well as a volunteer hour goal for each team. Each team was charged with the task of choosing one charitable organization they would like to support.

Despite heavy workloads and hectic schedules, Toronto’s Building Community teams spent their time lending a helping hand to various philanthropic initiatives, including environmental preservation, with natural habitat clean-ups and renewals; general clean-up, refurbishment, and small building projects; assisting charities with administration operations; and providing logistical support for fundraising events. Based on the response from employees and the community, the Building Community program has become an integral part of the Toronto district office culture.

John E. Poole: 1916-2007

OTHER HIGHLIGHTS: Corporate Support

CORPORATE SUPPORT

Our corporate support services through PCL Constructors Inc. and PCL Construction Enterprises, Inc. found new and innovative ways to assist our independent operating companies with the systems and processes they require to build our customers’ projects. The following provides a very small sampling of the many value-added initiatives within our corporate departments.

SYSTEMS AND TECHNOLOGY

From November 2007 to October 2008, PCL’s systems and technology professionals switched over more than 4,000 computer workstations across our operating companies and jobsites to the Microsoft Windows Vista operating system. Microsoft Office 2007 software was also installed on each workstation during this project.

OPERATIONS SUPPORT

Our strength in Building Information Modeling (BIM) services grew in 2008 with the introduction of new modeling professionals in many of our buildings operations and a BIM Boot Camp being staged in the US.

Project Document Controls (PDC) software, a document control management system and the new home of PCL’s Safety Management Center (SMC), was launched across the PCL family of companies.

CORPORATE FINANCE

In its first year of execution, PCL’s Sarbanes-Oxley compliance program completed reviews at ten PCL district offices. The accounting business processes at three PCL district offices were also reviewed with the best practices developed from these reviews to be rolled out in a new business guide and a Foundations for Financial Excellence (FFFE) training course in 2009.

HUMAN RESOURCES

A new regional human resources/professional development structure for Canadian Buildings operating companies, North American Headquarters, and PCL Resources was implemented due to the growth of our Canadian operating companies.

The Canadian employee benefits package was thoroughly reviewed in 2008 and starting on January 1, 2009, improvements to health and dental, life insurance, and long-term disability coverages took effect. A payroll deduction option for tax-free savings accounts was also introduced.

A new investment structure for the Canadian salaried employees’ retirement savings plans was developed in 2008 and launched on January 1, 2009. The new structure provides additional choice and strategies to meet a broad range of employee interests and objectives.

WORKFORCE STRATEGIES

A Workforce Strategies team was established in 2008 to develop new programs and infrastructure to assist the PCL Industrial operating companies with the recruitment of tradespeople and construction professionals from both foreign and domestic locations.

COMMUNICATIONS

The North American Headquarters and US Head Office communications and marketing departments collaborated with teams across North America to execute the following: upgraded the PCL website; released several new print materials (e.g., Project Delivery and Project Document Controls brochures, the PCL annual report, and a five-piece safety poster series); met the growing special event and technical demands associated with supporting our annual Operations Conference; and re-energized our major employee and client publications (Hard Hat Highlights and Horizons).

RISK MANAGEMENT

Aon RiskConsole, a Web-based risk management information system that provides PCL’s risk professionals with a comprehensive view of insurance claim data, was rolled out in the PCL family in 2008.

LABOR RELATIONS

We are continuing to build harmonious labor relations throughout the PCL world with special emphasis on British Columbia, Alberta, and Saskatchewan.

OTHER HIGHLIGHTS: Health, Safety, and Environment

HEALTH, SAFETY, AND ENVIRONMENT

Despite another record year of manhours in the PCL family of companies, the PCL family of companies’ overall total recordable incident rate (TRIR) improved 36% from 3.07 to 2.34, and our overall lost-time frequency rate (LTFR) improved 84% from 0.24 to 0.04.

Our commitment in the drive toward Zero Incidents at PCL took another step forward in fiscal 2008. This commitment, bolstered by the continuous addition of more safety professionals to our organization, is moving us closer to our safety target of Zero Incidents. We have come a long way in making PCL workplaces safer and, at the same time, reducing our Workers’ Compensation costs.

PCL’s percentage of projects with no recordable incidents (93.8%) and percentage of projects with no lost-time incidents (99.8%) continues to improve. Although our goal of Zero Incidents has yet to be met, we are continuing to work toward improvement. All of us at PCL must make safety our highest priority.

PCL’s Safety Management Center is contributing to our drive toward Zero Incidents. Through our commitment to this safety management software, we have been able to address trends and analyze indicators before they result in incidents.

Health and wellness committees in almost every PCL major location helped improve the quality of our PCL workplaces. As well, we encouraged our employees to improve their health and wellness in the workplace as well as at home.

						2008 Bob Tarr Safety Award First: PCL Industrial Constructors Inc. (Edmonton) Second: PCL Intracon Power Inc. (Edmonton) Third: PCL Civil Constructors, Inc. (Tempe)
	2008	2007	2006	2005	2004
Manhours	20,570,035	19,355,559	15,467,784	13,099,756	11,249,460
TRIR	2.34	3.07	3.50	4.27	8.05
LTIs	4	24	20	17	51
PCL’s LTFR	0.04	0.24	0.26	0.26	0.91	TRIR: Total Recordable Incident Rate
North American Industry Average (LTFR)	2.7	3.10	3.18	3.18	3.47	LTFR: Lost-Time Frequency Rate

OTHER HIGHLIGHTS: Sustainable Construction

SUSTAINABLE CONSTRUCTION

Our commitment to sustainability for our customers and our organization was further demonstrated in fiscal 2008 through an aggressive expansion of our leadership in education, training, and sharing our knowledge in sustainable building and environmentally sound business practices.
We appointed managers of sustainable construction in our US Head Office and in our Toronto district office, started the PCL Green Initiative Leadership Committee and Green District Committees, and ramped up the training of many of our professionals in Leadership in Energy and Environmental Design (LEED®) principles and practices.
We now have over 150 LEED® Accredited Professionals in the PCL family of companies and more than another 150 PCL employees are in the process of receiving this designation.
Highlights of some of the sustainable construction projects underway or recently completed in the PCL family include the Vancouver Convention Centre Expansion Project in Vancouver, British Columbia; the Edmonton Clinics – North and South in Edmonton, Alberta; the Durham Consolidated Courthouse in Oshawa, Ontario; the RBC Centre in Toronto, Ontario; the Treepeople Center for Community Forestry in Los Angeles, California; the Viceroy at Snowmass Village in Snowmass, Colorado; and One Ski Hill Place in Breckenridge, Colorado.
We also expanded our expertise in building alternative forms of energy projects across North America. PCL Industrial Services, Inc. (Bakersfield) completed the Ox Mountain Landfill Gas Facility in Half Moon Bay, California and in late 2008, PCL Construction Services, Inc. (Denver) began construction on the $115-million US Vestas Wind Turbine Tower Manufacturing Campus in Pueblo, Colorado. When complete, the 600,000-square-foot tower manufacturing campus will be the largest of its kind in the world.
PCL is now in sixth place in Engineering News-Record’s 2008 ranking of the Top 100 Green Contractors – up thirty-five places from 2007.

OTHER HIGHLIGHTS: Awards and Rankings

AWARDS AND RANKINGS

A sampling of the recognition PCL and its employees received in 2008.

INTERNAL

>  United Way Chairman’s Award–2008: This year’s winners were: Chairman’s Award-100 or less employees – PCL Construction Enterprises, Inc., Denver (coordinator: Michael Maymir); Chairman’s Award-More than 100 employees – Teton Industrial Construction, Inc., Atlanta (coordinators: Julie Cassel & Annette Sharp); and Chairman’s Spirit Award-PCL Construction Enterprises, Inc., Denver (coordinator: Michael Maymir).

2008 Robert Stollery Construction Leadership Award Winner: Jason Goetz Project Manager in Seattle

>  Joseph D. Thompson District Performance Awards–2007: In Canada, first place went to PCL Industrial Constructors Inc., including the Pipe Fabrication and Module Construction Facilities in Nisku, and PCL Industrial Management Inc. (Edmonton); first place in the US went to PCL Construction Services, Inc. (Los Angeles). Second place in Canada went to PCL Constructors Westcoast Inc. (BC Region) and second place in the US went to PCL Construction, Inc. (Civil Southwest).

> Robert Stollery Construction Leadership Award–2008 corporate winner: Jason Goetz, project manager, PCL Construction Services, Inc. (Seattle).
> Les Albert Supervisory Leadership Award–2008 corporate winner: Ken Hanley Jr., superintendent, PCL Industrial Constructors Inc. (Edmonton).

>  Innovation Awards–2008: Onsite Pre-cast Panels (Nick Palazzolo, Jason Hayduk, Aaron Smith, Lindsey Hamlin, Hector Rivera, Gene Schreckengost, and Josh Allison of PCL Construction Services, Inc. in Orlando); Miniature Scaffold Training (José Sandoval and Piotr Niemkiewicz of PCL Construction Services, Inc. in Denver); and Concrete Maturity Method (Jeremy Waters of PCL Construction Services, Inc., Orlando).

EXTERNAL

> Top 100 Employers in Canada–2009: Now in its ninth year, this competition recognizes employers that lead the way in attracting and retaining employees (published by Mediacorp Canada Inc.).	2008 Les Albert Supervisory Leadership Award Winner: Ken Hanley, Jr. Superintendent in PCL Industrial Edmonton
> Canada’s 50 Best Managed Companies, Platinum Club–2008: This is the thirteenth time we’ve been recognized by the 50 Best program and our fifth consecutive year in the Platinum Club.

>  Best Places to Work in Hawaii–2008: This is the second time we’ve been recognized by Hawaii’s Best Places to Work program, which is based on information collected from executives and employees. This year, we moved from the small- to the medium-sized company category.

> Best Place to Work in Los Angeles–2008: Named by the Los Angeles Business Journal as the #1 Best Place to Work in Los Angeles in the medium-sized company category.

>  Top 100 Companies for Working Families in Central Florida–2008: Named by the Orlando Sentinel for the seventh time. This award recognizes family-friendly working environments and organizations that are active community leaders.

>  Best Companies to Work for in Colorado–2008: Ranked third among small- and medium-sized companies by The Society for Human Resource Management (SHRM), Colorado State Council.

>  Best Places to Work in Alaska–2008: PCL Construction Services, Inc. (Seattle) was ranked sixth among the top ten by the Alaska Journal of Commerce and the Society for Human Resource Management in Alaska.

	2008 CDBI College of Fellows Paul Douglas	2008 University of Regina Business Leadership Award Ross Grieve

RANKINGS

> #1: On-Site magazine’s Top 40 Contractors in Canada–2008: We’ve ranked at the top of this prestigious and well-respected list for more than twenty-five years.	Bob Olbrich enters the PCL Half Century Club. Paul Douglas (l) and Ross Grieve (r) help celebrate Bob’s 50th anniversary.
> #8: Engineering News-Record’s Top 400 Contractors Sourcebook–2008: Ranked #8, maintaining last year’s position. PCL has ranked in the top twenty-five since 1995.
> #43: Engineering News-Record’s Top Global Contractors.
> #6: Engineering News-Record’s Top 100 Green Contractors (based on contracting revenue from registered sustainable projects).
> #2: Report on Business magazine’s 50 Best Employers in Canada–2009: Ranked #2 out of fifty. This marks our third year in the top five and our tenth year in the top fifty.
> #77: FORTUNE 100 Best Companies to Work For®–2008: This marks the third consecutive year we’ve made this prestigious list.
INDIVIDUAL AWARDS

>  Canadian Design-Build Institute (CDBI) College of Fellows –2008: Paul Douglas, president and chief operating officer, Canadian operations, was selected as a founding member. The College of Fellows recognizes individuals who have made an outstanding contribution to the enhancement of the Canadian design-build industry.

> 2008 University of Regina Business Leadership Award: Ross Grieve, president and chief executive officer, PCL family of companies.

>  The Bob Olbrich Award: An annual award in honor of superintendent Bob Olbrich was created by PCL Saskatchewan in 2008 after Bob achieved the milestone of fifty years of service at PCL. This award will go to an up-and-coming salaried superintendent (who will then be named the Les Albert Supervisory Leadership Award nominee) in Saskatchewan.

OTHER HIGHLIGHTS: Problems and Challenges

PROBLEMS AND CHALLENGES

Problems

In our last report to shareholders we advised that we had introduced a Major Disputes Resolution Policy at PCL to guide us in working through the inevitable problems that we will run into from time to time due to our size and complexity.

We are pleased to report that this new policy has assisted us a number of times over the past year in dealing with some of our problem situations. In particular, by following the policy guidance we were able to resolve the Lake Side Power Plant project issue, which we were litigating with Siemens Power Generation Inc. in relation to the work performed by Teton Industrial Construction, Inc. on a 535-megawatt combined cycle power plant located in Utah.

Through the hard work of many this year we were able to resolve a number of other issues, including a dispute with State Electric on the Accolade project at York University; a dispute with Earth Tech, Parsons Transportation, and others on the Ringling Causeway Bridge project; a dispute with Shaw Constructors on the Marshall Steam Plant FGD project; a dispute with Parking Builders on the Veranda Park project; a dispute with the Edmonton Regional Airport Authority on the Edmonton International Airport parkade project; a dispute associated with the Santee Cooper Cross Generating Station Unit 4 in South Carolina; a dispute with Strongbar Industries on the St. Lawrence Valley Treatment Centre project; and issues dealing with our mechanical consultant and mechanical subcontractors on the Blue Water Casino.

Although 2008 was our busiest year ever, we are pleased that we were able to resolve some major outstanding issues and not add new problem issues that were deemed to be of high risk to the organization. The added discipline our organization is placing on dispute resolution is paying off.

Challenges

Challenges ahead for PCL in 2009 and beyond include:

•	Dealing with the fallout from the current worldwide economic crisis.
•	The risk of deferral or cancellation of projects due to market uncertainties.
•	The continued shortage of professionals and tradespeople in certain jurisdictions that will still see significant levels of activity but are under supplied.
•	Failures of clients, project lenders, subcontractors, and suppliers could occur given the current economic circumstances and this would be problematic to PCL.
•	Assuring payment of our progress draws by ensuring we understand project financing arrangements and securing proper payment and security.
•	Increased competition.

Hopefully, on the positive side is the fact that federal elections have now occurred in our two major jurisdictions of Canada and the United States. This will allow both countries to move ahead under their new mandates and hopefully see them focus on repairing the economic damage that has happened and to stimulate a resurgence of the economy.

OTHER HIGHLIGHTS: Looking Ahead

LOOKING AHEAD

Earlier in this report we mentioned that the world economic crisis began unfolding in mid-2007 and suffered a sharp deterioration in late 2008. It is expected that the fallout from the shocks the financial community has taken will continue to be felt throughout 2009 in the form of job losses, reduced consumer spending, and a general regrouping by businesses large and small.

Government intervention by means of stimulus packages for infrastructure spending and to kick-start financial institutions to responsibly provide credit to businesses and individuals will hopefully see an improvement in our markets by late 2009/early 2010.

In the meantime we will likely see our new work securement results decrease in 2009, which will affect our activity levels in 2010 and beyond.

As mentioned earlier, 2009 will see PCL continue to be busy in most jurisdictions as we complete carryover of work at hand.

Notwithstanding these challenges, PCL has never been healthier and is equipped to take on these challenges and to capitalize on opportunities along the way. These opportunities may take the form of acquiring other companies to help us fulfill our strategic plan, attracting talented new employees to our team, and/or using our financial strength to expand penetration of our existing markets.

OTHER HIGHLIGHTS: Corporate Governance

CORPORATE GOVERNANCE

On March 11 and 12, 2008, the Board of Directors of PCL Construction Group Inc. held a Strategic Planning Meeting. The results of the meeting were reported to the organization through an internal bulletin, but some of the highlights resulting from that meeting were our intentions to:

•   Continue to expand our penetration of US markets (We have since opened an operational office in Charlotte, North Carolina.)

•   Investigate acquiring an additional industrial operation in the US in the near term, with the possibility of further acquisitions within the next ten years.

•   Expand our heavy civil operations to two additional districts (in addition to our recent expansion initiative in the Pacific Northwest).

•   Expand the footprint of our industrial operations in Western Canada.

•   Elevate the focus on hourly workers in our organization and to focus on attraction, retention, and participation of minorities and women at all levels of the organization.

•   Implement an even more ambitious student employment program corporate wide

•   Undertake a detailed modeling of our future capital needs and examine the strategy of using long-term debt to fulfill part of that program.

•   Continue to work hard to advance education on ethics, values, code of conduct, and the many other elements that make up the PCL way.

•   Remain committed to our employee-ownership model.

•   Place a high priority on the implementation of a comprehensive succession plan.

In 2008, PCL’s internal Sarbanes Oxley “SOX 404” compliance internal audit team began their audit activities to prepare us for the requisite compliance of the act and provisions that tie to our requirement of filing with the US Securities and Exchange Commission.

In 2008, we saw the retirement of Alan Bodie, who has provided loyal service on the PCL Construction Group Inc. Board since January 25, 1996. We wish Alan well in his retirement and thank him for his contributions to our organization.

Over the course of 2008, the Ethical Conduct Compliance Committee (ECCC) met four times under the chairmanship of CEO Ross Grieve. The PCL Hotline was introduced over the last year to give employees another mechanism by which to report any issues that they believe should be brought to the ECCC for review.

A decision was made to proceed with some restructuring of certain PCL boards and that occurred in early November at the beginning of our fiscal 2009 year.

PCL EMPLOYEES HOLDINGS LTD.

Board of Directors

Joseph D. Thompson – Chair

H.R. (Hank) Gillespie

Ross A. Grieve

Garnet K. Wells

Audit Committee

H.R. (Hank) Gillespie – Chair

Joseph D. Thompson

Garnet K. Wells

Human Resource, Compensation, and Nominating Committee

Joseph D. Thompson – Chair

H.R. (Hank) Gillespie

Garnet K. Wells

OPERATING LOCATIONS

Anchorage
Yellowknife
Fort McMurray
EDMONTON
Kelowna
Saskatoon
Vancouver
Calgary
Regina
Winnipeg
Seattle
Halifax
Ottawa
Minneapolis
Toronto
DENVER
Bakersfield
Las Vegas
Vail
Los Angeles
Charlotte
San Diego
Phoenix
Albuquerque
Atlanta
Honolulu
Orlando
Tampa
Nassau
North American Headquarters/Operating Location
U.S. Head Office/Operating Location
Operating Locations
Licensed Operation

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements about PCL’s future plans, strategies and expectations, the status of our ongoing projects, and potential contracts that we may be awarded in the future.

These forward-looking statements are subject to the safe harbor for forward-looking statements pursuant to Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts and often include some of the following language: believe, expect, anticipate, intend, plan, estimate, or other words of similar meaning. These statements can also be identified by the presence of future conditional verbs: will, would, should, project, forecast, predict, could, may, etc.

All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and may cause our actual results, performance, achievements, plans, or objectives to differ materially from the results, performance, achievements, plans, or objectives contemplated by the forward-looking statements. These risks and uncertainties include intense competition in the construction industry, possible economic downturns in our market areas, potential cost overruns in the performance of fixed-price contracts, risks of adverse judgments in pending and threatened litigation, and other risks and uncertainties that are described under the heading Risk Factors and elsewhere in Form 20-F as filed with the United States Securities and Exchange Commission and distributed to you as part of this annual report.

Please direct comments & inquiries to

info@pcl.com

PCL Constructors Inc.

North American Headquarters

5410 - 99 Street

Edmonton AB T6E 3P4

Canada

(780) 733-5000

PCL.com